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File No. 040981-0037

August 3, 2009

VIA FACSIMILE AND EDGAR TRANSMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Russell Mancuso, Esq., Legal Branch Chief
Mary Beth Breslin, Esq., Senior Attorney
Ruairi Regan, Esq.
Brian Cascio, Accounting Branch Chief
Jong Hwang

Re:	Avago Technologies Limited
Registration Statement on Form S-1 File No. 333-153127

Ladies and Gentlemen:

Pursuant to Section 12 of the Securities Exchange Act of 1934, as amended, and on behalf of Avago Technologies Limited (the “Registrant”), we are electronically transmitting herewith a Registration Statement on Form 8-A (the “Form 8-A”) relating to the Registrant’s ordinary shares.

On August 21, 2008, the Registrant separately filed with the Commission a Registration Statement on Form S-1, as amended (Registration File No. 333-153127) (the “Form S-1”) with respect to a proposed initial public offering of its ordinary shares.

On behalf of the Registrant, we hereby request that the Commission accelerate the effectiveness of such Form 8-A so that it will be declared effective simultaneously with the effectiveness of the Registrant’s Registration Statement.

Please do not hesitate to contact the undersigned at (650) 463-3051 if you have any questions regarding the foregoing.

Very truly yours,

/s/ Robert W. Phillips
Robert W. Phillips of LATHAM & WATKINS LLP

Enclosures